

150103



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20150095667-71**
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time **03/02/2015 10:25 AM**
	Entity Number **E0306962005-2**

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Microelectronics Technology Company

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1,500 shares of Series C Non-Voting Convertible Preferred Stock.

The designation of the conversion features, voting rights and dividend rights is specified on that attached Addendum to this Certificate of Designation re: Series C Non-Voting Convertible Preferred Stock

3. Effective date of filing: (optional)   1/31/15

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)



X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 1-5-15

MICROELECTRONICS TECHNOLOGY COMPANY
ADDENDUM TO CERTIFICATE OF DESIGNATION RE: SERIES C NON-VOTING CONVERTIBLE PREFERRED STOCK

1. Conversion

(a) Conversion Ratio and Mechanics of Conversion.

(i) Each share of Series C Non-Voting Convertible Preferred Stock shall be convertible, during that period that begins 12 months and terminates 24 months after the original issue date of such share (the "Conversion Period"), at the option of the holder thereof, into 100,000 shares of the corporation's Common Stock ("Conversion Shares").

(ii) Each such holder shall effect each conversion by providing the corporation with a notice of conversion ("Notice of Conversion"). Each Notice of Conversion shall specify the (A) number of shares of Series C Non-Voting Convertible Preferred Stock to be converted; (B) number of shares of Series C Non-Voting Convertible Preferred Stock owned prior to the respective conversion; (C) number of shares of Series C Non-Voting Convertible Preferred Stock owned subsequent to the respective conversion; and (D) date on which such conversion is to be effected, which date may not be prior five (5) business days after the date the corporation receives such Notice of Conversion (the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be five (5) business days after the corporation's receipt of such Notice of Conversion. The calculations and entries set forth in each Notice of Conversion shall control in the absence of manifest or mathematical error.

(iii) Such holder shall deliver the certificate representing such shares of Series C Non-Voting Convertible Preferred Stock promptly following the respective Conversion Date. Shares of Series C Non-Voting Convertible Preferred Stock converted to Conversion Shares in accordance with the terms hereof shall be cancelled and shall not be reissued.

(b) Delivery of Certificate Upon Conversion.
Not later than twenty (20) business days after the Conversion Date, the corporation shall deliver, or cause to be delivered, to the converting holder a certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of the Series C Non-Voting Convertible Preferred Stock.

2. Anti-Dilution Adjustments.

(a) Adjustment for Dividends, Stock Splits and Combinations.
If outstanding shares of the corporation's Common Stock shall be subdivided into a greater number of shares, or a dividend in such Common Stock or other securities of the corporation convertible into or exchangeable for such Common Stock (in which latter event the number of shares of such Common Stock issuable upon the conversion or exchange of such securities shall be deemed to have been distributed) shall be paid in respect of such Common Stock, then the conversion ratio in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced; and,

conversely, if outstanding shares of the Common Stock of the corporation shall be combined into a smaller number of shares, the conversion ratio in effect immediately prior to such combination shall simultaneously with the effectiveness of such combination, be proportionately decreased. Any such adjustment to the conversion ratio shall become effective at the close of business on the date each subdivision or combination referred to herein becomes effective.

(b) Adjustments for Other Dividends. If the corporation at any time, or from time to time, shall make or issue, or fix a record date for the determination of holders of shares of the corporation's Common Stock entitled to receive a dividend or other distribution payable in securities of the corporation other than shares of the corporation's Common Stock or securities convertible into or exchangeable for such Common Stock, then and in each such event, provision shall be made so that the holders of Series C Non-Voting Convertible Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of such Common Stock receivable thereupon, the amount of securities of the corporation which they would have received had their Series C Non-Voting Convertible Preferred Stock been converted into the corporation's Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period with respect to the rights of the holders of the Series C Non-Voting Convertible Preferred Stock.

(c) Fundamental Transaction. If, at any time while the Series C Non-Voting Convertible Preferred Stock is outstanding, (1) the corporation effects any merger or consolidation of the corporation with or into another entity, (2) the corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (3) any tender offer or exchange offer (whether by the corporation or another entity) is completed pursuant to which holders of the corporation's Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the corporation effects any reclassification of the corporation's Common Stock or any compulsory share exchange pursuant to which the corporation's Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such event, a "Fundamental Transaction"), then, upon any subsequent conversion of the Series C Non-Voting Convertible Preferred Stock, the holders thereof shall have the right to receive, for each share of the corporation's Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as they would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holders of such shares of such Common Stock.

(d) Notice to the Holders.

(i) Adjustment to Conversion Ratio. Whenever the conversion ratio is adjusted pursuant hereto, the corporation shall promptly deliver to each holder thereof a notice setting forth the conversion ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Conversion by Holders.

If (A) the corporation shall declare a dividend (or any other distribution in whatever form) on the corporation's Common Stock; (B) the corporation shall declare a special nonrecurring cash dividend on or a redemption of the corporation's Common Stock; (C) the corporation shall authorize the granting to all holders of the corporation's Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the corporation shall be required in connection with any reclassification of the corporation's Common Stock, any consolidation or merger to which the corporation is a party, any sale or transfer of all or substantially all of the assets of the corporation, or any compulsory share exchange whereby the corporation's Common Stock is converted into other securities, cash or property; or (E) the corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the corporation, then, in each such event, the corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of the Series C Non-Voting Convertible Preferred Stock, and shall cause to be delivered to each holder thereof at its last address as it shall appear upon the stock books of the corporation, at least ten (10) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the corporation's Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the corporation's Common Stock of record shall be entitled to exchange their shares of the corporation's Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, however, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The holders of the Series C Non-Voting Convertible Preferred Stock shall remain entitled to convert the Series C Non-Voting Convertible Preferred Stock (or any part hereof) during the twenty (20) day period commencing on the date of such notice through the effective date of the event triggering such notice, except as may otherwise be expressly set forth herein.

3. Voting. The Series C Non-Voting Convertible Preferred Stock shall not have the right to vote on any matter whatsoever, except as required by applicable law.

4. Dividends. No dividend shall be declared or paid on the Series C Non-Voting Convertible Preferred Stock.

5. Failure to Convert. Each of Series C Non-Voting Convertible Preferred Stock not converted during the Conversion Period shall be cancelled and not reissued.